Exhibit 99.4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of AuRico Gold Inc.

We have audited AuRico Gold Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AuRico Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the management’s discussion and analysis included in this Annual Report on Form 40-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AuRico Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

AuRico Gold Inc. acquired Northgate Minerals Corporation during 2011, and management excluded from its assessment of the effectiveness of AuRico Gold Inc.’s internal control over financial reporting as of December 31, 2011, the internal control over financial reporting of the acquired operations of Northgate Minerals Corporation associated with total assets of $1,657.1 million and total revenues of $48.3 million included in the consolidated financial statements of AuRico Gold Inc. as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of AuRico Gold Inc. also excluded an evaluation of the internal control over financial reporting of the acquired operations of Northgate Minerals Corporation.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of AuRico Gold Inc. as at December 31, 2011, December 31, 2010, and January 1, 2010 and the related consolidated statements of operations, comprehensive income / (loss), cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2011 and our report dated March 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 27, 2012